

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 27, 2007

Mr. Steven W. Sinclair
Senior Vice President
ARC Energy Trust
2100, 440 2nd Avenue S.W.
Calgary, Alberta, Canada T2P 5E9

> **Re: ARC Energy Trust**
> **Form 40-F for Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
> **Response Letter Dated July 5, 2007**
> **File No. 333-06184**

Dear Mr. Sinclair:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for Fiscal Year Ended December 31, 2006

General

1.   Please submit your letters of correspondence to us dated May 31, 2007 and July 5, 2007, and your response to this letter, on EDGAR.

2.   We understand from the course of action you propose in the fifth paragraph of section one of your July 5, 2007 response letter that you would replace all references to the non-GAAP measures presently labeled as "Cash Flow from Operating Activities" with the term "Cash Flow," although it is unclear what you are intending to convey by also specifying "…with initial capitalization." Please clarify. As we endeavored to convey in our prior comment and our phone conference on June 19, 2007, the alternate labeling should be representative of the measure. Since you are adding back changes in working capital to the GAAP measure of operating cash flows in deriving your non-GAAP measure, the result is no longer an accurate measure of cash activity. Therefore, referring to the non-GAAP measure as Cash Flow would not be representationally faithful.

Accordingly, please utilize an alternate term, such as "non-GAAP operating measure," "net income adjusted to eliminate the effects of various charges and credits," "adjusted net income," "cash flow adjusted to include non-cash activity," or similar labeling. If you choose a label identifying the measure as resulting from adjustments to net income, you should reconcile to net income rather than the GAAP measure of operating cash flow. Otherwise, it should be clear from your labels and accompanying disclosures that once you adjust cash flow measures that have been determined in accordance with GAAP to eliminate the effects of changes in working capital accounts, you no longer have true measures of cash activity because you exclude the actual cash inflows and outflows associated with decreases in working capital assets and liabilities; while including non-cash activity for sales to customers not yet collected, and expenses accrued but not yet paid, by setting aside increases in your working capital assets and liabilities.

Please expand the disclosures you will include in your amendment to advise readers how you will be labeling this information in future filings. Please also modify the cross-reference chart to utilize "Specific Non-GAAP References" in the header, in place of "Specific References" to further clarify the nature of the disclosures.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief